Mail Stop 3720

September 18, 2007

Mr. Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group, Inc.
505 Fifth Avenue
New York, NY 10017

      RE: **CIT Group, Inc.**
             Form 10-K for the Year ended December 31, 2006
             Filed February 28, 2007
             File No. 001-31369

Dear Mr. Leone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 16-55

1.   We note your discussion and presentation of non-GAAP measures such as "Revenue, excluding certain noteworthy items" (or "Total revenues, adjusted") and "Net income, excluding certain noteworthy items" (or "Net income, adjusted") throughout MD&A. Note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items that are considered non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. If you consider the adjusting items to be recurring, you should substantively explain to us why they are so and address each of the criteria within Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures in your disclosures. Please advise us or revise accordingly.

2.   In addition, please reconcile each of the non-GAAP measures to the most directly comparable GAAP financial measures rather than other non-GAAP measures such as "Total net revenues (the combination of the net finance revenues after depreciation on operating leases and other revenues)" as indicated in your reconciliation on page 55.

Disposition, page 33

3.   We note your disclosures of various dispositions in 2005. Please explain to us why you did not report these dispositions as discontinued operations in accordance with SFAS 144 or revise.

Off-Balance Sheet Arrangements
Securitization Program, page 50

4.   Refer to the third paragraph. We note your disclosures that "CIT retains the servicing rights of the securitized contracts, for which we earn periodic or on-going servicing fees". Tell us and disclose the amount of the servicing rights you have recorded, and where you have recorded them in the financial statements.

Financial Statements and Notes

Note 1. Business and Summary of Significant Accounting Policies
Revenue Recognition, page 63

5.   We note your disclosures in the Business section (page 2) that you provide various services such as financial risk management, asset management and servicing, merger and acquisition advisory services, debt restructuring, credit protection, account receivable collection, commercial real estate advisory services, debt underwriting and syndication

and insurance. Please tell us and disclose your revenue recognition policies with respect to each of these services that you provide.

Note 3 Reserve for Credit Losses, page 70

6.   Please provide reserve, charge offs, provisions, and recoveries information by major loan/industry categories and advise us.

Note 12. Other Revenues, page 84

7.   We note your recordation of various gains related to sale of real estate investments, derivatives, venture capital investments, aircrafts, micro-ticket business unit etc. within revenues in 2005. Addressing the relevant accounting literature, advise us your basis in recording these items as revenues rather than other income outside revenues.

Note 20. Business Segment Information
Management's Policy in Identifying Reportable Segments, page 100

8.   We note your disclosures that "CIT's reportable segments are comprised of strategic business units or "verticals" that are aggregated into segments primarily based upon industry categories and to a lesser extent, the core competencies related to product origination, distribution methods, operations and servicing, and the nature of their regulatory environment." Please clarify in your disclosures how you apply paragraph 17 of SFAS 131 in aggregating these business units and advise us.

Form 10-Q for the Quarter Ended June 30, 2007

Note 12. Legal Proceedings, page 16

9.   With respect to the NorVergence Related litigation, please provide full disclosure of this loss contingency in accordance with paragraphs 9-12 of SFAS 5 and advise us.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

10.   Please revise your disclosures concerning your home lending business to address each of the following comments so that the nature and severity of the circumstances affecting this business, your accounting policies, and the basis for these policies are wholly transparent to readers, and advise us in detail. Include in your responses to these comments references to the GAAP literature that supports your policies.

     a. We note on page 21 that the $765.4 million pretax charge includes unamortized origination costs. Please quantify the amount of unamortized origination costs and explain to us why you have included them in this charge. In this regard, we note on page 22 that "the estimated fair value of the portfolio does not include the potential value of the origination or servicing components of our home lending business." Please reconcile these disclosures and advise.

b. We note on page 22 that the fair value adjustment reflects a discount of $681.8 million that includes a credit element to cover estimated losses over the entire life of the receivables while the $210 million of existing loss reserves reflect the "inherent losses in the portfolio as of June 30, 2007." Explain why it is necessary and appropriate to record an additional reserve for credit losses. Tell us why your recognition of this additional element for losses is not double counting credit losses that will be incurred on the receivables.

c. Quantify the amount of the charge taken in the second quarter of 2007 that would have been taken absent management's decision to exit the home lending business.

d. Disclose the interest rate implicit in your discounting of the receivables and the estimated life you utilized when discounting them. Also disclose the reference rate identified by management when determining the discount rate and discuss your assumptions used when determining the average life of the portfolio.

e. Disclose whether or not you will continue to make new home loans prior to the disposition of the home lending business.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director